RALLY

Bill of Sale

As of February 4, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#03LEBRON4
Description:	2003 Exquisite Collection LeBron James Scripted Swatches Rookie Card graded BGS MINT 9
Total Acquisition Cost:	$ 252,000.00
Consideration: Cash (%) Equity (%) Total	$ 252,000.00(100%) $ 0 (0%) $ 252,000.00(100%)